CROWDFUNDING SUBSCRIPTION AGREEMENT

This Crowdfunding Subscription Agreement ("Agreement") is made by and between **Geyser Industries, Inc.**, a Colorado for-profit corporation with an address of 1720 6450 Rd., Suite A, Montrose, Colorado 81401 ("Corporation"), and [ENTITY NAME] an individual/entity (collectively, "Subscriber" or "Investor"), and is made effective on the date the last Party to this Agreement executes below (the "Effective Date"). Corporation and Subscriber may herein be referred to individually as "Party" and, collectively, as "Parties."

WITNESSETH:

WHEREAS, Corporation is a duly authorized and validly existing for-profit corporation formed under the laws of the State of Colorado by filing its Articles of Incorporation with the office of the Colorado Secretary of State;

WHEREAS, the Directors and Officers of Corporation have fully established and set forth their respective rights and duties with respect to said Directors, Officers, and shareholders of Corporation, as well as for Corporation and its assets in Corporation's organizational and formation documents;

WHEREAS, Corporation has offered Subscriber the opportunity to purchase certain equity ownership in the stock of Corporation (the "Equity") pursuant to the terms and provision set forth in this Agreement; and

WHEREAS, Subscriber accepts Corporation's offer and the collective desire to sell and transfer the Equity to Subscriber by Corporation and to purchase and receive the Equity from Corporation by Subscriber is memorialized within this Agreement and shall be given effect pursuant to the terms and provisions set forth in this Agreement.

NOW, THEREFORE, in consideration of the covenants and mutual promises contained herein, and in reliance on the respective representations and warranties made to them, and intending to be legally bound thereby, the Parties hereby agree as follows:

ARTICLE ONE
DEFINITIONS AND INTERPRETATION

Section 1.1 Definitions

For purposes of this Agreement, the following terms have the following meanings: **(a) Agreement**

Agreement means this Crowdfunding Subscription Agreement.

(b) Encumbrances

Encumbrances means, collectively, security interests, pledges, mortgages, liens, charges,encumbrances, adverse claims, preferential arrangements, obligations to sell, option, or other rights to purchase, rights of first refusal or first negotiation, and other restrictions of any kind, including any restriction on the use, voting, transfer, receipt of income, or any other exercise of any attributes of ownership that may affect good and marketable title, other than the Permitted Encumbrances, defined below.

(c) Intellectual Property

Intellectual Property means patents (including all reissues, divisionals, continuations-in-part, continuations, extensions, and PCTs), applications for patents, including national stage applications, patent disclosures docketed, inventions, improvements, copyrights, trade secrets, trademarks,

trademark applications, trade dress, trade names, corporate names, fictitious names, domain names, and websites.

(d) Liabilities

Liabilities means, collectively, any obligations, debts, liabilities, claims, damages, or losses related to the Equity at the time of the sale and transfer of the Equity to Subscriber by Corporation.

(e) Permitted Encumbrances

Permitted Encumbrances means:

(i) liens imposed for taxes that are not yet due;

(ii) Carriers', warehouseman's, mechanic's, materialman's, repairman's, and similar liens arising in the ordinary course of operation and securing obligations that were due at the time of the Equity's transfer to Subscriber by Corporation, if any;

(iii) pledges and deposits made in compliance with workers' compensation, unemployment insurance, and other social security laws or obligations, and deposits securing liability to insurance carriers under insurance of self-insurance; and

(iv) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds, and other obligations of like nature, in each case in the ordinary course of business.

(f) Tax and Taxes

In this Agreement, the terms *tax* and *taxes* include:

(i) all income, gross receipts, franchise, excise, transfer, severance, value added, sales, use, wage, payroll, workers' compensation, employment, occupation, intangibles, and real and personal property taxes;

(ii) taxes measured by or imposed on capital;

(iii) levies, imposts, duties, licenses, legislation fees, and other taxes imposed by a federal, state, municipal, local, foreign, or other governmental authority or agency, such as tax assessments for interest, penalties, and fines; and

(iv) any transferee or secondary tax liability for taxes and any tax liability as a member of any affiliated, consolidated, combined, or unitary group or any liability with respect to taxes under a tax-sharing, tax allocation, tax indemnity, or other agreement.

In this Agreement, the terms *tax return* and *tax returns* include all reports, estimates, information, statements, and returns relating to or required to be filed in connection with any taxes under the statutes, rules, or regulations of any federal, state, local, or foreign governmental taxing authority.

Section 1.2 Interpretation

The following general provisions and rules of construction apply to this Agreement.

(a) Singular and Plural; Gender

Unless the context requires otherwise, words denoting the singular may be construed as plural and words of the plural may be construed as denoting the singular. Words of one (1) gender may be construed as denoting another gender as is appropriate within the context. The word *or*, when used in a list of more than two (2) items, may function as both a conjunction and a disjunction as the context requires or permits.

(b) Headings of Articles, Sections, and Subsections

The headings of Articles, Sections, and Subsections used within this Agreement are included solely for the reader's convenience and reference. They have no significance in the interpretation or construction of this Agreement.

(c) Days and Business Days

In this Agreement, *days*, without further qualification, means calendar days and *business days* means any day other than a Saturday, Sunday, or a day on which national banks are allowed by the Federal Reserve to be closed.

(d) Delivery

Delivery is taken in its ordinary sense and includes:

(i) personal delivery to a Party;

(ii) mailing by certified United States mail to the last known address of the Party to whom delivery is made, with return receipt requested to the Party making delivery; (iii) facsimile

transmission to a Party when receipt is confirmed in writing or by electronic transmission back to the sending Party; or

(iv) electronic mail transmission to a Party when receipt is confirmed in writing or by electronic mail transmission back to the sending Party.

The effective date of delivery is the date of personal delivery or the date of the return receipt, if received by the sending Party. If no return receipt is provided, the effective date is the date the transmission would have normally been received by certified mail if there is evidence of mailing. If receipt is not confirmed or transmitted back to the sending Party, delivery is made by electronic mail on the date it is sent by the sending Party.

(e) Include, Includes, and Including

In this Agreement, the words *include*, *includes*, and *including* mean "include," without limitation, "includes," without limitation, and "including," without limitation, respectively. *Include*, *includes*, and *including* are words of illustration and enlargement, not words of limitation or exclusivity.

(f) Words of Obligation and Discretion

Unless otherwise specifically provided in this Agreement or by the context in which used, the word *shall* is used to impose a duty, to command, to direct, or to require. Terms such as *may*, *is authorized to*, *is permitted to*, *is allowed to*, *has the right to*, or any variation or other words of discretion are used to allow, to permit, or to provide the discretion to choose what should be done in a particular situation, without any other requirement. Unless the decision of another party is expressly required by this Agreement, words of permission give the decision-maker the sole and absolute discretion to make the decision required in the context.

(g) References to Property or Assets

Any reference in this Agreement to *property* or *assets*, without further qualification, must be construed broadly to include, as to any person, all property of any kind—real or personal, tangible or intangible, legal or equitable—whether now owned or subsequently acquired. The following items are each considered *assets* or *property* of a person: money, stock, accounts receivable, contract rights, franchises, value as a going concern, causes of action, undivided fractional ownership interests, intellectual property rights, and anything of any value that can be made available for or appropriated to the payment of debts.

(h) References to Individuals and Entities

Unless further qualified in the context, any reference in this Agreement to a *person*, *party*, or *individual*, or the use of indefinite pronouns like *anyone*, *everyone*, *someone*, or *no one* must be construed broadly to include any individual, trust, estate, partnership, association, company, corporation, or other entity or non-entity capable of having legal rights and duties. *Person*, without further qualification, has the same broad meaning as defined in Code Section 7701(a)(1) and includes any individual trust, estate, partnership, association, company, or corporation. Corporation, Subscriber, and their respective successors, assigns, heirs, and personal representatives are all considered *persons* for purposes of this Agreement. *Natural Person* is used to distinguish a human being from a *juridical person*, such as a trust, estate, partnership, association, company, or corporation. Corporation is a juridical person and Subscriber is a natural person.

(i) Internal References

Unless the context otherwise requires:

(i) reference to Articles, Sections, and Exhibits mean the Articles and Section of, and Exhibits attached to, if any, this Agreement;

(ii) reference to an agreement, instrument, or other document means the agreement, instrument, or other document as amended, supplemented, and modified from time to time to the extent permitted by its provisions; and

(iii) reference to a statute means the statute as amended from time to time and includes any successor legislation to it and any regulations promulgated under it.

The Exhibits referred to in this Agreement, if any, must be construed with, and as an original part of, this Agreement to the same extent as if they were set forth verbatim in this Agreement.

(j) No Presumption Against Drafting Party

This Agreement is to be construed without giving force to any presumption or rule requiring construction or interpretation against the drafting party.

ARTICLE TWO
SUBSCRIPTION TERMS

Section 2.1 Agreement to Purchase and Sell
Subject to the terms of this Agreement, Subscriber agrees to purchase and receive from Corporation, and Corporation agrees to sell and convey to Subscriber, the Equity first identified in the recitals above, consisting of ____[SHARES]____ shares of Corporation's Preferred Stock..

Section 2.2 Consideration
In consideration of the issuance and sale of the Equity, Subscriber shall tender payment to Corporation in the amount of ____$[AMOUNT]____, as well as agree to fully abide by the terms of Corporation's governing and organizational documents, including, but not limited to, the current Bylaws and

Shareholders' Agreement promulgated by Corporation, copies of which have been delivered to Subscriber prior to the Effective Date of this Agreement and receipt of which has been, or is hereby, confirmed by Subscriber. If applicable, Subscriber shall further abide by and fully satisfy all conditions precedent attributable to vesting of the Equity as contemplated and described in the attached Exhibit A, which shall be considered additional consideration which must be performed and/or conveyed by Subscriber in order for Subscriber to receive the Equity as contemplated herein.

Subscriber agrees to tender the monetary consideration described immediately above to Corporation via wire transfer or certified funds, drawn on Subscriber's relevant account and made payable to Corporation on or before the expiration of ten (10) days after the Effective Date, unless such time is extended by Corporation, in Corporation's sole and absolute discretion, in writing.

Subscribers acknowledges, understands, and agrees that the Equity shall not be issued to Subscriber until such time as (i) the total and entire consideration contemplated and described above, has been received by Corporation; (ii) Corporation has received Subscriber's counterpart execution of this Agreement; and (iii) Subscriber has executed and delivered to Corporation all further documents necessary to complete the transaction described and contemplated within this Agreement and otherwise fulfill the Parties' mutual intent.

The Parties further expressly acknowledge, understand, and agree that the consideration exchanged for the Equity pursuant to this Agreement has been negotiated and agreed to by the Parties in an arms-length transaction, and such consideration is both adequate and accepted by each Party.

Section 2.3 Acceptance
The Parties acknowledge, understand, and agree that Subscriber's subscription and investment pursuant to this Agreement is irrevocable and this Agreement shall be executed and delivered by the Parties subject to Corporation's right, in Corporation's sole and absolute discretion, to accept or reject this Agreement, either in whole or in part, for any reason whatsoever. Such acceptance or rejection by Corporation must occur reasonably quickly after the Effective Date and in any event must occur on or before the expiration of thirty (30) days after the Effective Date. All monetary consideration shall be returned to Subscriber in the event Corporation rejects this Agreement within ten (10) days of said rejection.

ARTICLE THREE
SUBSCRIBER'S REPRESENTATIONS, WARRANTIES, AND COVENANTS

Subscriber represents and warrants to Corporation as follows:

Section 3.1 Subscriber Able to Bear Risk
Subscriber can bear the economic risk of losing Subscriber's entire investment as represented by the Equity, and Subscriber's financial capacity is such that the total cost of the investment in Corporation is not material when compared to Subscriber's total financial capacity. Subscriber has adequate means of providing for Subscriber's current needs and personal contingencies and has no need for liquidity in the

Equity. Subscriber has substantial experience in making investment decisions of the type described and contemplated by this Agreement in making this investment decision. Subscriber has such knowledge and experience in financial and business matters that Subscriber is capable of evaluating the relative merits and risks of an investment in Corporation and is acquiring the Equity for Subscriber's own accounts, for investment, and not with a view to resale or distribute the Equity. Subscriber is investing in the Corporation for economic profit determined without regard to possible tax benefits that may be received in connection with the investment described and contemplated by this Agreement.

Section 3.2 Investor Status

Subscriber is purchasing the Equity as a "qualified purchaser" pursuant to Regulation Crowdfunding of The Securities Act of 1933, as amended, and Subscriber expressly acknowledges and agrees that Subscriber has the necessary business and financial experience, knowledge, and skill to enter into this Agreement, evaluate any risks associated with the Equity, and determine the merits and potential liabilities created by Subscriber's purchase of the Equity.

Subscriber further expressly acknowledges, understands, and agrees that Subscriber assumes all risk associated with the purchase of the Equity described and contemplated by this Agreement, and shall hold Corporation harmless from any claim, cause of action, or other dispute, that Subscriber contends to have against Corporation in the event Subscriber's investment is lost. By executing below, Subscriber agrees and declares that Subscriber has been informed of said risk and has voluntary accepted same without undue influence or coercion of any kind.

Section 3.3 Equity Subject to Organizational Documents

Subscriber hereby agrees to become a party to Corporation's organization documents, which have previously been disclosed and completely reviewed by Subscriber, and to be bound by all of the terms and provisions of same. Subscriber acknowledges, understands, and agrees that Corporation's organizational documents shall govern the Equity at all times, and Subscriber agrees to deliver an executed counterpart signature page to Corporation's organizational documents to Corporation contemporaneously with the execution and delivery of this Agreement if desired by Corporation.

Subscriber acknowledges, understands, and agrees that modification can and may be made to Corporation's organizational documents by Corporation, and that Corporation shall take every practical action to ensure that such modifications do not adversely affect the interests of Subscriber. A final copy of Corporation's organizational documents, signed by all directors, officers, and shareholders, as the case may be, and other investors or subscribers, if any, shall be or have already been provided to Subscriber.

Subscriber acknowledges, understands, and agrees that the transferability of the Equity is severely limited pursuant to Corporation's organizational and governing corporate documents.

Section 3.4 Inspection of Books and Records

Subscriber acknowledges, understands, and agrees that all documents, records, and books pertaining to this investment have been made available for inspection to Subscriber by Corporation, and that the records and books of Corporation shall be available, upon reasonable notice from Subscriber to Corporation, for inspection during reasonable business hours at Corporation's principal place of business. Subscriber agrees that Subscriber has had, at a reasonable time before the execution of this Agreement, and continues to have, the opportunity to obtain from Corporation any additional information, to the extent possessed or obtainable without unreasonable effort or expense, necessary to verify the accuracy of the investment described and contemplated by this Agreement and to evaluate the risks and merits of the investment. Subscriber has had the opportunity to ask questions of Corporation regarding the investment and acknowledges that any such questions have been answered by Corporation to the full satisfaction of Subscriber.

Section 3.5 Power and Authority; Consents

Subscriber has the requisite power and authority to execute and deliver this Agreement and to carry out

the terms and conditions applicable to Subscriber pursuant to this Agreement. Subscriber's execution, delivery, and performance of this Agreement has been duly authorized on the part of Subscriber, and this Agreement has been duly signed and delivered by Subscriber.

This Agreement, and each other agreement or instrument to be signed and delivered by Subscriber pursuant to the terms of this Agreement, will comprise Subscriber's legal, valid, and binding obligations, enforceable against Subscriber in accordance with their terms.

Subscriber's signing and delivery of this Agreement, consummation of its transactions, and performance of its obligations will not:

(a) conflict with or violate any applicable law, rule, or regulation affecting Subscriber; or (b) conflict with or violate any judgment, order, decree, or award of any court, arbitrator, mediator, governmental agency, or instrumentality to which Subscriber is a party or by which Subscriber is bound or affected.

All consent, approval, authorization, or other action by, or filing or registration with, any federal, state, or local governmental authority or any other person or entity, required in connection with Subscriber's signing and delivery of this Agreement, consummation of the transfer described and contemplated by this Agreement, and performance of Subscriber's obligations pursuant to this Agreement have been duly and rightly obtained.

Section 3.6 Litigation and Claims

Subscriber is not a party to, nor is there any pending or overtly threatened litigation or other legal proceeding, or governmental investigation against Subscriber challenging the validity or propriety of, or seeking to enjoin or set aside Subscriber's:

(a) signing and delivery of this Agreement;
(b) consummation of the sale and transfer contemplated and described herein; or (c) performance of Subscriber's obligations pursuant to this Agreement.

ARTICLE FOUR
CORPORATION'S REPRESENTATION, WARRANTIES, AND COVENANTS

Except as otherwise set forth within this Agreement and any attached Exhibits, schedules, or other instruments, if any, and specifically subject to Article Five of this Agreement, Corporation represents, warrants, and covenants to Subscriber as follows.

Section 4.1 Ownership of Equity

Corporation hereby represents and warrants that:

(a) Corporation is the owner of and has good and marketable title to the Equity, including all related assets, if any, free from all restrictions on transfer or assignment and all encumbrances except for those disclosed herein; and
(b) no proceedings, judgments, or liens are now pending or threatened against Corporation or the Equity which would adversely affect Corporation's ability to satisfy the obligations and responsibilities of this Agreement.

Section 4.2 No Violations

Corporation's signing and delivery of this Agreement and the consummation of the transfer contemplated and described herein does not:

(a) conflict with or violate any applicable law, rule, or regulation affecting Corporation, the Equity, or Corporation's ownership of the Equity;
(b) conflict with or violate any judgment, order, decree, or award of any court, arbitrator, mediator, or governmental agency or instrumentality to which Corporation or the Equity is a party or is involved, or by which Corporation, the Equity, or Corporation's ownership of the Equity is bound or affected;
(c) conflict with or violate with the governing documents related to the Equity, if any, including, but not limited to, Articles, Bylaws, or a Shareholders' Agreement related to the Equity; or

(d) conflict with, violate, terminate, or accelerate the performance required by any contract, indenture, instrument, or other agreement to which Corporation or the Equity is a party or is involved, or by which Corporation, the Equity, or Corporation's ownership of the Equity may be bound or affected.

Section 4.3 Consents and Approvals

As to this Agreement and the sale and transfer contemplated and described herein, no consent, approval, authorization, or other action by, or filing or registration with, any federal, state, or local governmental authority, or any other person or entity is required in connection with Corporation's: (a) signing and delivery;

(b) consummation of the sale and transfer; or

(c) performance of Corporation's obligations.

Section 4.4 Litigation and Claims

Neither Corporation nor the Equity is a party to or involved in, no is there any pending or overtly threatened litigation, other legal proceeding, or governmental investigation against Corporation or the Equity challenging the validity or propriety of, or seeking to enjoin or set aside: (a) Corporation's singing and delivery of this Agreement;

(b) Corporation's consummation of the sale and transfer contemplated and described herein; or

(c) Corporation's performance of its obligations pursuant to this Agreement.

ARTICLE FIVE
INVESTMENT RISKS

Subscriber expressly acknowledges, understands, and agrees and is aware of the following:

Section 5.1 General Risks of Investment

Corporation has no significant financial or operating history and the Equity is representative of Corporation's first venture, which renders the Equity as a speculative investment which involves a high degree of risk of loss by Subscriber of Subscriber's entire investment in Corporation. The high degree of risk of loss of Subscriber's investment in Corporation dictates that the Equity may only be sold to persons who understand the nature of Corporation and Corporation's business and for whom the Equity is suitable. Suitability is to be determined by Corporation by taking into account all facts and circumstances, including Subscriber's station in life, net worth and income, education, investment experience, and objectives.

No federal or state agency has made any finding or determination as to the fairness of the Equity of Subscriber's investment in the Corporation regarding the Equity.

The tax effects which may be expected from Subscriber's investment and the Equity are not susceptible to Corporation's prediction, and new developments in rulings of the Internal Revenue Service, audit adjustments, court decisions, or legislative changes may have an adverse effect on one (1) or more of the tax consequences sought by the Corporation.

The approximate or exact length of time that Subscriber will be required to remain as owner of the Equity, the percentage of profit and/or amount or type of consideration, profit, or loss (including tax write-offs, and/or tax benefits) to be realized, if any, as a result of Subscriber's purchase of the Equity, and the effect on indication or predictability that the past experiences on the part of affiliates of Corporation, or any other Party, will have on Subscriber's investment and the Equity has not ever been represented, guaranteed, or warranted to Subscriber by Corporation.

Corporation operates within a highly regulated industry and Corporation's business is subject to extensive regulation at all levels of government. Such regulation is expected to increase in its scope and complexity and there can be no assurance that existing and future regulations will not have an adverse effect on Corporation and its ability to operate its business and achieve profitability. Subscriber warrants and

represents that, by reason of Subscriber's extensive business and financial experience in Corporation's industry, or the business or financial experience of Subscriber's professional advisors who are unaffiliated with and who are not compensated by Corporation or any of Corporation's affiliates, either directly or indirectly, if any, Subscriber has the capacity to evaluate the risks of investing in Corporation and to protect Subscriber's own interests in connection with Subscriber's investment and the Equity.

Section 5.2 General Economic and Regulatory Conditions
Corporation's financial success may be sensitive to adverse changes in general economic conditions in the United States, such as recession, inflation, unemployment, and interest rates. Given the global nature of the industry, geopolitical risks including changing legal regulations in a number of nations, acts of war, or changes to government budgets could also impact Corporation's business. Such changing conditions could reduce demand in the marketplace for Corporation's products and/or services and adversely affect the Equity.

Section 5.3 Customer Base and Market Acceptance
Corporation's products and/or services are novel within Corporation's industry. While Corporation believes it can attract and maintain relationships which will optimize Corporation's business operations, outside factors, including a decrease in reliance on external innovation, changing corporate cultures, changing investment strategies, perception of the Corporation, or other external factors may influence these relationships. Corporation's operating results may fluctuate significantly from period to period as a result of a variety of factors, including merger, acquisition, and in-licensing patterns of Corporation's customer base.

Section 5.4 Competition
While some competition exists to Corporation's business, Corporation believes, although cannot and does not guarantee, that Corporation's output of its products and/or services will be well positioned, top-quality, and unique in nature. However, Corporation's competition may imitate Corporation's business model and produce competing products or services with similar focus and adversely affect Corporation's business and the Equity.

Section 5.5 Dependence on Management
In this venture, Corporation's business will be significantly dependent on Corporation's management, particularly upon Jonathan Manuel Ballesteros and Lisa Holland, and the loss of these parties could have a material adverse effect on Corporation and the Equity. Corporation cannot and does not guarantee that Corporation's management will not commit errors in judgment regarding Corporation or Corporation's business.

Section 5.6 Unanticipated Obstacles to Execution of Business Plan
Corporation's business plan may change significantly as Corporation's initial and first venture proceeds. Corporation's potential business endeavors are capital-intensive and may be subject to statutory or regulatory requirements. Corporation believes that Corporation's chosen activities and strategies are achievable in light of current economic, industry-specific, and legal conditions based upon the skills and knowledge of Corporation's principals and advisors. Corporation reserves the right to make significant modification to Corporation's stated strategies, depending on future events, and such modifications may adversely affect Corporation and the Equity. The often-volatile nature of Corporation's industry and Corporation's business render these major changes likely.

ARTICLE SIX
INDEMNIFCATION

Section 6.1 Indemnification by Corporation and Subscriber
Subject to the limitations in this Article Six, if any, Corporation will indemnify, hold harmless, defend, and bear all costs of defending Subscriber, its successors, and permitted assigns. This indemnification

includes any damage, loss, deficiency, or related expense from an action, suit, proceeding, demand, assessment, or judgment against Subscriber that arises from Corporation's breach, violation, or non-performance of any of the representations, warranties, or covenants in this Agreement, or in any agreement, document, certificate, or schedule required to be furnished pursuant to this Agreement. As used in this provision, *related expense* includes any reasonable attorney's fees, accountant's fees, and related expenses, but this indemnification is limited to one (1) legal counsel and one (1) accountant who represent Subscriber.

Subject to the limitations in this Article Six, if any, Subscriber will indemnify, hold harmless, defend, and bear all costs of defending Corporation, its successors, and permitted assigns. This indemnification includes any damage, loss, deficiency, expense from any action, suit, proceeding, demand, assessment, or judgment to or against Corporation that arises from Subscriber's breach, violation, or non-performance of any of its representatives, warranties, or covenants in this Agreement, or in any agreement document, certificate, or schedule required to be furnished pursuant to this Agreement. As used in this provision, *related expense* includes any reasonable attorney's fees, accountant's fees, and related expenses, but this is limited to one (1) legal counsel and one (1) accountant who represent Corporation.

Section 6.2 Third-Party Claims
If any third party claim (each, a *Third-Party Claim*) is made by or against a Party (the *Claiming Party*) that, if sustained, would give rise to a liability of the other Party or Parties pursuant to this Agreement (collectively, *Indemnifying Party*), that Claiming Party will promptly deliver written notice to the Indemnifying Party, and will afford the Indemnifying Party and its counsel (who must be reasonably acceptable to the Claiming Party), at the Indemnifying Party's sole expense, the opportunity to defend or settle the Third-Party Claim. Any notice of a Third-Party Claim will state, with reasonable specification, the alleged basis for the claim and the amount of liability asserted by or against the Claiming Party or Claiming Parties. If this notice is not given, the Indemnifying Party is released from the obligations pursuant to this Article Six, by only to the extent the Indemnifying Party's ability to defend against the Third-Party Claim is actually prejudiced by the lack of notice. Alternatively, if notice is given and the Indemnifying Party fails to assume the defense of the claim within ten (10) days with counsel satisfactory to the Claiming Party, the Claiming Party may defend, compromise, or settle the Third-Party Claim without the Indemnifying Party's consent and the Indemnifying party will remain liable pursuant to this Article Six. The Claiming Party must fully cooperate with counsel for the Indemnifying Party, at the expense of the Indemnifying Party. The Indemnifying Party shall cause its counsel to consult with the Claiming party, as appropriate, as to the defense of the claim. The Claiming Party may, at its own expense, participate in the defense, assistance, or enforcement of the claim, but the Indemnifying Party will control the defense, assistance, or enforcement.

The Indemnifying Party may settle any Third-Party Claim that it is defending pursuant to this Section if the Third-Party Claim only involves monetary damages and only if the settlement amount is to be paid entirely by the Indemnifying Party pursuant to this Article Six. The Indemnifying party may not enter into a settlement of a Third-Party Claim that involves a non
monetary remedy or that will not be paid entirely by the Indemnifying Party pursuant to this Article Six without the Claiming Party's written consent; such consent not to be unreasonably withheld.

Any indemnification pursuant to this Agreement will be reduced by any insurance proceeds paid to the Claiming Party because of the loss or other matter for which indemnification is sought, adjusted for any increased insurance premiums resulting from the tender of the claim to the insurance carrier. The Claiming Party is obligated to submit to its insurance carrier all coverable claims and to pursue these claims against its insurance carrier in good faith. The Claiming Party may not abandon or compromise any such claim without the Indemnifying Party's consent; such consent not to be unreasonably withheld.

ARTICLE SEVEN
ALTERNATIVE DISPUTE RESOLUTION

Section 7.1 Mediation/Arbitration
In any dispute over or in any way related to the provisions of this Agreement, and in all other disputes

among the Parties (the "Disputing Parties") (including issues of enforceability, termination, arbitrability, jurisdiction, etc.), the dispute shall:

(a) Be professionally, promptly, and commercially reasonably presented and negotiated in good faith between the Disputing Parties;

(b) In the event that negotiation fails or upon the expiration of thirty (30) days of the event(s) giving rise to the dispute, whichever is sooner, the dispute shall then be submitted to non-binding mediation. The Disputing Party shall apply to the American Arbitration Association for a mediator, with the mediation to take place in Montrose, Monrose County, Colorado, unless otherwise agreed upon by the Disputing Parties.

(c) In the event mediation fails to resolve all of the issues between or among the Disputing Parties, or if mediation is not held within sixty (60) days of the event(s) giving rise to the dispute, then the matter or any remaining matters shall be submitted to final, non appealable, binding arbitration. The arbitration shall be held by the American Arbitration Association in accordance with the Commercial Arbitration Rules of the American Arbitration Association. The place of arbitration shall be Montrose, Monrose County, Colorado, unless otherwise agreed upon by the Disputing Parties. The arbitration will be conducted in English. The arbitrator may issue any preliminary, injunctive, and/or equitable relief. Nothing in this Paragraph will serve to restrict the ability to apply for emergency relief. Any Party may, after failure of the negotiation and mediation procedures above, commence arbitration of the dispute by sending a written request for arbitration to all other Disputing Parties. The request shall state the nature of the dispute to be resolved by arbitration, and arbitration shall be commenced as soon as practical after such Parties receive a copy of the written request. The Parties may not bring suit regarding any disputes, controversies, or claims subject to this Paragraph of this Agreement in any venue other than an arbitration pursuant to this Paragraph of this Agreement, except in order to enforce this Paragraph or enforce an arbitral award made pursuant to this Paragraph. In the event that a Party attempts to bring an action in violation of this Paragraph, the Parties agree that the other Party will be entitled to the arbitrator or judge entering an injunction to enjoin such unauthorized action. All Parties shall initially share the cost of arbitration, but the prevailing Party or Parties shall be awarded attorney's fees, costs, and other expenses of arbitration. All arbitration decisions shall be final, binding, and conclusive on all the Parties to arbitration, and legal judgment may be entered based upon such decision in accordance with applicable law in any court having jurisdiction to do so. The Parties agree that the arbitral award shall be recognized by any applicable courts pursuant to all applicable statutes, conventions, and treaties. The Parties agree that this Agreement concerns interstate commerce for purposes of the Federal Arbitration Act and the Federal Arbitration Act shall apply.

ARTICLE EIGHT
GENERAL PROVISIONS

Section 8.1 No Registration of Equity

THE EQUITY DESCRIBED AND CONTEMPLATED BY THIS AGREEMENT HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. WITHOUT SUCH REGISTRATION, SUCH SECURITIES MAY NOT BE SOLD, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED AT ANY TIME WHATSOEVER, EXCEPT UPON DELIVERY TO CORPORATION OF AN OPINION OF COUNSEL SATISFACTORY TO CORPORATION THAT SUCH REGISTRATION IS NOT REQUIRED FOR SUCH TRANSFER. ADDITIONALLY, ANY SALE OR OTHER TRANSFER OF THESE SECURITIES IS SUBJECT TO CERTAIN RESTRICTIONS THAT ARE SET FORTH IN CORPORATION'S ORGANIZATIONAL DOCUMENTS.

Section 8.2 No Fraudulent Transfer

Subscriber is not entering into this Agreement with the actual or constructive intent to hinder, delay, or defraud its present or future creditors and is receiving reasonably equivalent value and fair consideration for Subscriber's investment in Corporation.

Section 8.3 No Reporting Requirements
Corporation will not be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and will not file reports, proxy statements, or other information with the Securities and Exchange Commission or with any state securities commission.

Section 8.4 Due Authorization
If this Agreement is signed or joined on behalf of a partnership, trust, corporation, or other entity, the person signing or joining this Agreement on behalf of Subscriber has been duly authorized to sign and deliver this Agreement and all other documents and instruments signed and delivered on behalf of Subscriber in connection with this Agreement and to consummate the transactions contemplated by this Agreement.

Section 8.5 No Legal Violations
Subscriber's signing, delivery, and performance of this Agreement does not contravene or result in a default in any material respect under any law or regulation applicable to Subscriber.

Section 8.6 No Conflicts
The signing and delivery of this Agreement does not, and the consummation of the transactions contemplated by this Agreement will not, violate any material contractual restriction or commitment of any kind or character to which Subscriber is a party or by which Subscriber is bound.

Section 8.7 No Required Consents
The signing, delivery, and performance of this Agreement does not require Subscriber to obtain any consent or approval that has not already been obtained.

Section 8.8 Binding Agreement
This Agreement is valid, binding, and enforceable against Subscriber in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium, and other similar laws of general applicability relating to or affecting creditors' rights or general equity principles, regardless of whether considered at law or in equity.

Section 8.9 No Guarantee of Employment
Neither the issuance of the Equity, or any other equity or compensation, to Subscriber nor any provision in this Agreement entitle Subscriber to procure a position of, or remain in the, employment of Corporation or any subsidiary of Corporation or affect the right of Corporation or any subsidiary of Corporation to terminate Subscriber's employment at any time for any reason, other than as otherwise provided in any employment agreement or other similar agreement between Subscriber and Corporation or any subsidiary of Corporation.

Section 8.10 Confidentiality
Subscriber agrees, on behalf of Subscriber and any designated representative, to keep any non public information acquired about Corporation — pursuant to this Agreement or otherwise — confidential at all times. Nothing in this Section imposes a confidentiality obligation on such persons in connection with:

(a) any information that such persons already possessed and had acquired from sources other than Corporation, or
(b) any matter that is public knowledge at the date of this Agreement or later becomes public knowledge through no act of, or failure to act by, Subscriber or Subscriber's designated representatives.

Section 8.11 Survival
Subscriber's representations and warranties survive any closing of the purchase and sale contemplated and described herein. Subscriber represents and warrants that the representations, warranties, and acknowledgements set forth above are true and accurate as of this date and as of the Effective Date. If in

any respect these representations and warranties are not true before the Effective Date, Subscriber must give prompt written notice to the Corporation.

Section 8.12 Governing Law

This Agreement is governed, construed, and administered according to the laws of the State of Texas, as from time to time amended, and any applicable federal law. No effect is given to any choice-of-law or conflict-of-law provision or rule that would cause the application of the law of any other jurisdiction other than that of the State of Texas.

Section 8.13 Notices

Unless otherwise stated, all notices, requests, consents, claims, demands, waivers, and other communications called for under this Agreement must be in writing and will be deemed given:

(a) when delivered by hand (with written confirmation of receipt);
(b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested);
(c) on the date sent by facsimile or email as a PDF document (with confirmation of transmission) if sent during recipient's normal business hours, and on the next business day if sent after normal business hours of the recipient; or
(d) on the tenth (10th) day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

If notice is required to be given to a minor or incapacitated individual, notice must be given to the minor or incapacitated individual's parent or legal representative.

The written notice must be sent to the respective relevant Party at the Party's last known address (or at the address a Party has specified in a notice given in accordance with this Section). Subscriber shall notify Corporation in writing within five (5) days of any change to Subscriber's address. Notice to Corporation must be addressed as follows:

If to the Corporation: Geyser Industries, Inc.
Attn: Jonathan Manuel Ballesteros
1720 6450 Rd., Suite A, Montrose
Colorado 81401
jonathan@geysersystems.com

with a copy to: Kearney, McWilliams & Davis, PLLC
Attn: Geyser Industries, Inc.
55 Waugh Drive, Suite 150
Houston, Texas 77007
bnevills@kmd.law | vpatel@kmd.law

Section 8.14 Severability

The invalidity or unenforceability of any provision of this Agreement does not affect the validity or enforceability of any other provision of this Agreement. If any arbitrator or arbitration panel of competent jurisdiction determines that any provision is invalid, the remaining provisions of this Agreement are to be construed as if the invalid provision had never been included in this Agreement.

Upon a determination that any provision is invalid, illegal, or unenforceable, the parties to this Agreement shall negotiate in good faith to modify this Agreement to give effect to the original intent of the Parties as closely as possible, in a mutually acceptable manner, so that the transactions contemplated by this

Agreement can be consummated as originally contemplated to the greatest extent possible.

Section 8.15 Separate Counsel

By signing this Agreement, each Party acknowledges that this Agreement is the product of arms length negotiations between the Parties and should be construed as such. Each Party acknowledges that he or she has been advised to seek separate counsel and has had adequate opportunity to do so.

Section 8.16 Amendments

No provision of this Agreement may be amended or modified except by a written instrument executed by the Parties to this Agreement.

Section 8.17 Multiple Originals; Validity of Copies

This Agreement may be signed in any number of counterparts, each of which will be deemed an original. Any person may rely on a copy of this Agreement that any party certifies to be a true copy to the same effect as if it were an original.

Section 8.18 No Third-Party Beneficiaries

Other than the indemnification rights contemplated and described within Article Six, this Agreement is for the sole benefit of the Parties and their respective heirs, executors, administrators, successors, and assigns. Nothing in this Agreement, express or implied, confers any legal or equitable right, benefit, or remedy of any nature whatsoever upon any other person or the creditors of any person.

Section 8.19 Modification for Legal Events

If any arbitrator or arbitration tribunal determines that any provision or any part of a provision set forth in this Agreement, notwithstanding any severability clause contemplated and described herein, is unenforceable because of its duration or scope, such arbitrator or arbitration tribunal has the power to modify the unenforceable provision instead of severing it from this Agreement in its entirety. The modification may be by rewriting the offending provision, by deleting all or a portion of the offending provision, by adding additional language to this Agreement, or by making other modifications as it determines necessary to carry out the Parties' intent to the maximum extent permitted by applicable law. The Parties expressly agree that this Agreement, as modified by such arbitrator or arbitration tribunal, is binding upon and enforceable against each of them.

Section 8.20 Further Assurances

In connection with this Agreement and the transaction contemplated by it, each Party agrees to provide further assurances if requested by the other Party. These further assurances include signing and delivering any additional documents, instruments, conveyances, and other assurances or taking any further actions necessary to carry out the provisions of, or transactions contemplated by, this Agreement.

Section 8.21 Equitable Remedies

Each Party to this Agreement acknowledges that its breach or threatened breach of any of its obligations pursuant to this Agreement would give rise to irreparable harm to the other Party and monetary damages would not be an adequate remedy. Therefore, each Party to this Agreement agrees that if any Party breaches or threatens to breach any of its obligations, the other Party to this Agreement will be entitled to equitable relief, including temporary restraining orders, injunctions, specific performance, and any other equitable relief available from an arbitrator, arbitration tribunal, or court of competent jurisdiction, if such court is necessary and available pursuant to the provisions of this Agreement (without requirement to post bond). These equitable remedies are in addition to all other rights and remedies that may be available with respect to the breach.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed, as of the Effective Date.

Corporation:

Geyser Industries, Inc.

By: Founder Signature

Name: [FOUNDER NAME]

Position/Title: [FOUNDER, CEO]

Date: [EFFECTIVE DATE]

Subscriber:

[ENTITY NAME]

By: Investor Signature

Name: [INVESTOR NAME]

Position/Title: [INVESTOR TITLE]

Date: [EFFECTIVE DATE]

CROWDFUNDING SUBSCRIPTION AGREEMENT
OF
GEYSER INDUSTRIES, INC.

EXHIBIT A
ADDITIONAL (NON-MONETARY) CONSIDERATION

Pursuant to Section 2.2 of the Crowdfunding Subscription Agreement (the "Agreement") made and entered into by and among Geyser Industries, Inc., a Colorado for-profit corporation with an address of 1720 6450 Rd., Suite A, Montrose, Colorado 81401 ("Corporation"), and ___[ENTITY NAME]_______ an individual/entity collectively, "Subscriber" or "Investor"), this Exhibit A describes any additional non-monetary consideration for the sale and transfer of the Equity defined with the Agreement by Corporation to Subscriber. The complete terms and provision of the Agreement are incorporate by reference as if fully set forth verbatim herein.

Additional (Non-Monetary) Consideration of Subscriber

[for each Subscriber, if applicable, list all additional, non-monetary consideration should be listed here]